December 13, 2011

Mr. John Cash
Branch Chief
United States Securities and Exchange Commission
Washington, D.C. 20549-0404

Re:	Pall Corporation
Form 10-K for the Fiscal Year Ended July 31, 2011
Filed September 29, 2011
File No. 1-04311

Dear Mr. Cash:

I am responding to your letter dated November 14, 2011 concerning Pall Corporation’s (the “Company”) filing referenced above. Note that each number below corresponds to the number assigned each comment in your letter.

FORM 10-K FOR THE FISCAL YEAR ENDED JULY 31, 2011

Financial Statements

Note 14 – Contingencies and Commitments, page 83

Comment 1.

We note the various contingency disclosures in your filing. If there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred, in your next periodic filing, please either disclose an estimate (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) of the additional loss or range of loss, or state that such an estimate cannot be made. Please refer to ASC 450-20-50.

If you conclude that you cannot estimate the reasonably possible additional loss or range of loss, please supplementally: (1) explain to us the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure and (2) for each material matter, what specific factors are causing the inability to estimate and when you expect those factors to be alleviated. We recognize that there are a number of uncertainties and potential outcomes associated with loss contingencies. Nonetheless, an effort should be made to develop estimates for purposes of disclosure, including determining which of the potential outcomes are reasonably possible and what the reasonably possible range of losses would be for those reasonable possible outcomes.

Response:

With respect to the various contingencies individually disclosed in Note 14 – Contingencies and Commitments, any reasonably possible loss or range of loss exceeding amounts already recognized is immaterial. With respect to any other contingencies that are not individually disclosed, the Company has previously provided the following disclosure in Note 14 on page 88, “Other than those legal proceedings and claims discussed above, the Company did not have any current other legal proceedings and claims that individually or in the aggregate have a reasonably possible materially adverse affect on its financial condition or operating results”.

In future filings as applicable, the Company will modify the disclosure to state either: a) the reasonably possible loss or range of loss if material and reliably estimable or b) state that any reasonably possible loss or range of loss is immaterial.

In connection with the above responses to your comments, the Company acknowledges that:
  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
  The staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration of our responses to your comments and if you have any questions, please do not hesitate to contact me at (516) 801-9808.

Sincerely,

/s/ LISA MCDERMOTT
Lisa McDermott
Chief Financial Officer and Treasurer